UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*


Stein Roe Floating Rate Limited Liability Company
(Name of Issuer)

Limited Liability Company Interests
(Title of Securities)

85842R103
(CUSIP Number)

December 31, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act (the "Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  85842R103

1. Name of Reporting Person
   I.R.S. Identification No. of above persons (entities only).

           Stein Roe Institutional Floating Rate Income Fund
           Taxpayer I.D. #36-4251183

2. Check the Appropriate Box is a Member of a Group (See
Instructions)

           Not applicable

3. SEC Use Only

4. Citizenship or Place of Organization

            Massachusetts business trust

Number of Shares Beneficially owned by The Reporting Person With:

5. Sole Voting Power:            $128,513,930 value of interests

6. Shared Voting Power:                                      None

7. Sole Dispositive Power:       $128,513,930 value of interests

8. Shared Dispositive Power:                                 None

9. Aggregate Amount Beneficially Owned by the Reporting Person

                                $128,513,930 value of interests

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)                          Not applicable

11. Percent of Class represented by Amount in Row (9)     93.62%

12. Type of Reporting Person (See Instructions)                IV

Item 1.
(a) Name of Issuer:
          Stein Roe Floating Rate Limited Liability Company

(b) Address of Issuer's Principal Executive Offices
          One South Wacker Drive
          Suite 3300
          Chicago, IL  60606

Item 2.
(a) Name of Person Filing
          Stein Roe Institutional Floating Rate Income Fund

(b) Address of Principal Business Office
          One South Wacker Drive
          Suite 3300
          Chicago, IL  60606

(c) Citizenship
          Massachusetts business trust

(d) Title of Class of Securities
           Limited Liability Company Interests

(e) CUSIP Number        85842R103

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (d) [XX] Investment company registered under section 8
of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

Item 4. Ownership
(a) Amount beneficially owned by the Reporting Person
                                 $128,513,930 value of interests
(b) Percent of class                                       93.62%

(c) Number of shares as to which the Reporting Person has:

    (i)   Sole power to vote or to direct the vote:
                                $128,513,930 value of interests

    (ii)  Shared power to vote or to direct the vote:        None

    (iii) Sole power to dispose or to direct the disposition of:
                                $128,513,930 value of interests

    (iv)  Shared power to dispose or to direct the disposition
of:                                                          None

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company
        Not applicable.

Item 8. Identification and Classification of Members of the Group
        Not applicable.

Item 9. Notice of Dissolution of the Group
        Not applicable.

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000

STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND

By:  /s/ Kevin M. Carome
         Kevin M. Carome
         Executive Vice President